UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Oscient Pharmaceuticals Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.50% Convertible Senior Notes due 2011

(Title of Class of Securities)

68812R AC9 and

n/a

(CUSIP Number of Class of Securities)

Philippe M. Maitre

Oscient Pharmaceuticals Corporation

1000 Winter Street, Suite 2200

Waltham, Massachusetts 02451

(781) 398-2300

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Patrick O’Brien, Esq. Ropes & Gray LLP	Abigail Arms, Esq. Shearman & Sterling LLP
One International Place Boston, MA 02110	801 Pennsylvania Avenue, N.W. Washington, D.C. 20004
(617) 951-7000	(202) 508-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$55,296,500	$2,174

*	Pursuant to Rule 457(f) under the Securities Act of 1933, as amended, this amount is the market value as of September 5, 2008 of the aggregate principal amount outstanding of 3.50% Convertible Senior Notes due 2011 that may be received by the Issuer from tendering holders in the exchange offer.
**	Registration fee previously paid in connection with the Issuer’s Registration Statement on Form S-4 filed September 10, 2008 (File No. 333-153394).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,174
Form or Registration No.:	S-4 (333-153394)
Filing Party:	Oscient Pharmaceuticals Corporation
Date Filed:	September 10, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer (the “Exchange Offer”) by Oscient Pharmaceuticals Corporation, a Massachusetts corporation (the “Company”), to exchange its outstanding 3.50% Convertible Senior Notes due 2011 (the “Existing 2011 Notes”) for its 12.50% Convertible Senior Notes due 2011 (the “New Notes”) and shares of the Company’s common stock upon the terms and subject to the conditions set forth in the prospectus (as amended and supplemented from time to time, the “Prospectus”) and the related letters of transmittal (the “Letters of Transmittal”), which are parts of the Company’s Registration Statement on Form S-4 (File No. 333-153394), originally filed on September 10, 2008 and amended by Amendment No. 1 filed on October 8, 2008 (the “Registration Statement”) and are incorporated herein by reference.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 1.	SUMMARY TERM SHEET.

The information under the heading “Prospectus Summary – The Exchange Offer” in the Prospectus is incorporated herein by reference in answer to Item 1 of this Schedule TO.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Oscient Pharmaceuticals Corporation is the subject company. The address and telephone number of its principal executive offices are 1000 Winter Street, Suite 2200, Waltham, Massachusetts 02451, (781) 398-2300.

(b) The information set forth on the cover page of the Prospectus and in the Prospectus under the heading “Description of Existing 2011 Notes” is incorporated herein by reference in answer to Item 2(b) of this Schedule TO.

(c) There is no established trading market for the Existing 2011 Notes. Although from time-to-time, Existing 2011 Notes may be traded over the counter, the Company does not believe that there is any practical way to accurately determine the trading history of the Existing 2011 Notes. To the extent that the Existing 2011 Notes are traded, prices of the Existing 2011 Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price and implied volatility of the Company’s common stock and the market for similar securities.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Company is the filing person. The information set forth under Item 2 above is incorporated herein by reference. The address and telephone number of each of the Company’s officers and directors is c/o Oscient Pharmaceuticals Corporation, 1000 Winter Street, Suite 2200, Waltham, Massachusetts 02451, (781) 398-2300. The information under the heading “Management” in the Prospectus is incorporated herein by reference in partial answer to Item 3 of this Schedule TO.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth on the cover page of the Prospectus and in the Prospectus under the headings “Prospectus Summary – Comparison of New Notes and Existing 2011 Notes,” “The Exchange Offer,” “Description of New Notes” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference in partial answer to Item 4 of this Schedule TO.

(b) No Existing 2011 Notes are to be purchased from any officer, director or affiliate of the Company.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Company sponsors certain equity-based compensation plans, including share option and restricted share plans, and is party to share option agreements with certain of its employees. These plans and agreements provide for the grant of options to purchase shares of the Company’s common stock, among other things. For further information regarding the terms of these plans and agreements, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 and the Company’s 2008 Annual Meeting Proxy Statement. In addition, the information under the headings “Description of Existing 2011 Notes”, “Executive Compensation – Long-Term Equity Incentives” and “Related Party Transactions” in the Prospectus are incorporated herein by reference in partial answer to Item 5 of this Schedule TO.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information under the heading “Prospectus Summary – Questions and Answers About the Exchange Offer” in the Prospectus is incorporated herein by reference in partial answer to Item 6 of this Schedule TO.

(b) The Existing 2011 Notes acquired in the transactions will be retired.

(c) The information under the heading the “Risk Factors”—“Risks Related to our Business”—“Failure to regain compliance of the NASDAQ Global Market continued listing requirements may result in our common stock being delisted from The NASDAQ Global Market.” in the Prospectus is incorporated by reference in partial answer to Item 6 of this Schedule TO.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The consideration to be used in the Exchange Offer consists of New Notes and shares of the Company’s common stock.

For each $1,000 principal amount of Existing 2011 Notes, the Company will issue $300 principal amount of New Notes and shares of the Company’s common stock having a value equal to $200, based on the simple average of the daily volume-weighted average price of a share of the Company’s common stock on The NASDAQ Global Market for each of the five trading days prior to and including the second business day before the expiration date of the exchange offer; provided, that in no event shall the Company issue more than 200 shares of its common stock per each $1,000 principal amount of Existing 2011 Notes tendered, which reflects a minimum issue price of $1.00 per share. The information under the headings “The Exchange Offer – Fees and Expenses” and “Description of New Notes” in the Prospectus is incorporated herein by reference in partial answer to Item 7 of this Schedule TO.

(b) The information under the heading “The Exchange Offer – Conditions for Completion of the Exchange Offer” in the Prospectus is incorporated herein by reference in partial answer to Item 7 of this Schedule TO.

(c) The information under the heading “The Exchange Offer – Fees and Expenses” in the Prospectus is incorporated herein by reference in answer to Item 9 of this Schedule TO.

(d) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) None.

(b) Based on the Company’s records and on information provided to the Company by its respective directors or executive officers, associates and subsidiaries, none of the Company or any of its associates or subsidiaries or persons controlling the Company, and, to the best of the Company’s knowledge, none of the directors or executive officers of the Company or any of its subsidiaries, or any associates or subsidiaries of any of the foregoing, has effected any transactions in the Existing 2011 Notes during the past 60 days.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information under the heading “The Exchange Offer – Fees and Expenses” in the Prospectus is incorporated herein by reference in answer to Item 9 of this Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.

(a) The audited consolidated financial statements of the Company included in the Prospectus and the information in the Prospectus under the heading “Ratio of Earnings to Fixed Charges” are incorporated herein by reference in partial answer to Item 10 of this Schedule TO.

(b) The pro forma financial statements of the company included in the Prospectus under the heading “Selected Historical Financial Data and Pro Forma Financial Statements” are incorporated by reference in answer to Item 10(b) of this Schedule TO.

ITEM 11.	ADDITIONAL INFORMATION.

(a) None, except for applicable securities laws and the rules and regulations promulgated by the Financial Industry Regulatory Authority and The Nasdaq Global Market.

(b) Not applicable.

ITEM 12.	EXHIBITS.

See Exhibit Index immediately following the signature page to this Schedule TO.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OSCIENT PHARMACEUTICALS CORPORATION

	By:	/s/ Steven M. Rauscher
	Name:	Steven M. Rauscher
	Title:	President and Chief Executive Officer

Dated: October 21, 2008

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Prospectus, dated October 21, 2008, incorporated by reference to the Company’s Registration Statement on Form S-4 (File No. 333-153394)

(a)(1)(B)	Form of Letter of Transmittal (1)

(a)(1)(C)	Form of Notice of Guarantee of Delivery (1)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (1)

(a)(1)(E)	Form of Letter to Clients (1)

(a)(1)(F)	Press Release issued October 21, 2008

(a)(4)	Incorporated herein by reference to Exhibit (a)(1)(A)

(b)	Not applicable

(d)(1)	Form of Purchase Warrant issued to Smithfield Fiduciary LLC and the Tail Wind Fund Ltd. (2)

(d)(2)	Form of Common Stock Purchase Warrant dated as of September 29, 2003 (3)

(d)(3)	Registration Rights Agreement dated September 29, 2003 (3)

(d)(4)	Registration Rights Agreement dated November 17, 2003, by and between Genome Therapeutics Corp. and certain creditors of GeneSoft Pharmaceuticals, Inc. (4)

(d)(5)	Form of Indenture dated as of May 10, 2004 (5)

(d)(6)	Pledge Agreement dated as of May 10, 2004 (5)

(d)(7)	Registration Rights Agreement dated May 10, 2004 (5)

(d)(8)	Form of Indenture dated as of May 10, 2004 (5)

(d)(9)	Pledge Agreement dated May 10, 2004 (5)

(d)(10)	Registration Rights Agreement dated May 10, 2004 (5)

(d)(11)	Form of Common Stock Purchase Warrant dated April 5, 2006 (6)

(d)(12)	Form of Common Stock Purchase Warrant dated August 18, 2006 (7)

(d)(13)	Registration Rights Agreement dated August 18, 2006 (7)

(d)(14)	Incentive Stock Option Plan and Form of Stock Option Certificate (8)

(d)(15)	Genome Therapeutics Corp. (f/k/a Collaborative Research) Incentive Savings Plan (8)

(d)(16)	Amendment dated November 4, 1986 to the Genome Therapeutics Corp. (f/k/a Collaborative Research) Incentive Savings Plan dated March 1, 1985 (10)

(d)(17)	1991 Stock Option Plan and Form of Stock Option Certificate (11)

(d)(18)	Lease dated June 23, 2004 relating to certain property in Waltham, Massachusetts (7)

(d)(19)	1993 Stock Option Plan and Form of Stock Option Certificate (12)

(d)(20)	1997 Directors’ Deferred Stock Plan (13)

(d)(21)	1997 Stock Option Plan (13)

(d)(22)	Amended and Restated 2001 Incentive Plan (14)

(d)(23)	Stock Option Agreements with Steven M. Rauscher (15)

(d)(24)	Amendment, Redemption and Exchange Agreement between the Company and The Tail Wind Fund, dated June 4, 2003 (2)

(d)(25)	Note Amendment and Exchange Agreement dated November 17, 2003, by and between Genome Therapeutics Corp. and certain creditors of GeneSoft Pharmaceuticals, Inc. (16)

(d)(26)	Genome Therapeutics Corp. Employee Stock Purchase Plan as amended through April 13, 2004 (17)

(d)(27)	Genome Therapeutics Corp. 2001 Incentive Plan as amended through April 13, 2004 (17)

(d)(28)	Form of Incentive Stock Option (18)

(d)(29)	Form of Nonstatutory Stock Option (18)

(d)(30)	Form of Restricted Stock Award (18)

(d)(31)	Amended and Restated Employee Stock Purchase Plan (as amended through June 8, 2006) (14)

(d)(32)	Common Stock and Warrant Purchase Agreement dated July 21, 2006 by and between Oscient Pharmaceuticals Corporation and Paul Royalty Fund Holdings II (18)

(d)(33)	Note Purchase Agreement dated July 21, 2006 by and between Guardian Acquisition Corporation and Paul Royalty Fund Holdings II * (18)

(g)	Incorporated herein by reference to Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), (a)(1)(D) and (a)(1)(E)

(h)	Form of Opinion of Tax Counsel (1)

(1)	Filed as an exhibit to the Company’s Registration Statement on Form S-4 (File No. 333-153394) and incorporated herein by reference.
(2)	Filed as an exhibit to the Company’s Current Report on Form 8-K on June 5, 2003 and incorporated herein by reference.
(3)	Filed as an exhibit to the Company’s Current Report on Form 8-K on October 1, 2003 and incorporated herein by reference.
(4)	Filed as an exhibit to the Company’s Registration Statement on Form S-4 (No. 333-111171) on September 15, 2003 and incorporated herein by reference.
(5)	Filed as an exhibit to the Company’s Registration Statement on Form S-3 (333-118026) on August 9, 2004 and incorporated herein by reference.
(6)	Filed as an exhibit to the Company’s Current Report on Form 8-K on April 12, 2006 and incorporated herein by reference.
(7)	Filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated herein by reference.

(8)	Filed as an exhibit to the Company’s Registration Statement on Form S-1 (No. 2-75230) dated December 8, 1981 and incorporated herein by reference.
(9)	Filed as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 1985 and incorporated herein by reference.
(10)	Filed as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 1986 and incorporated herein by reference.
(11)	Filed as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 1992 and incorporated herein by reference.
(12)	Filed as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 1994 and incorporated herein by reference.
(13)	Filed as exhibits to the Company’s Registration Statement on Forms S-8 (333-49069) dated April 1, 1998 and incorporated herein by reference.
(14)	Filed as an exhibit to the Company’s Registration Statement on Form S-8 (333-138309) on October 30, 2006 and incorporated herein by reference.
(15)	Filed as an exhibit to the Company’s Registration Statement on Form S-8 (333-58274) on April 4, 2001and incorporated herein by reference.
(16)	Filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 27, 2004.
(17)	Filed as an exhibit to the Company’s Registration Statement on Form S-8 (333-116707) on June 21, 2004 and incorporated herein by reference.
(18)	Filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and incorporated herein by reference.
*	Confidential treatment requested with respect to portions of this Exhibit